MotorSports Emporium, Inc
                                 Advisory Board


MotorSports Emporium, Inc. further known as (MSEP) desires to have Arie Luyendyk Jr. join its non-corporate Advisory Board (AB) on this 4th day of March 2005. Arie Luyendyk Jr. desires to join the AB and agrees to contribute his motor sports successes to assist MSEP, its subsidiaries and divisions with their motor sports endeavors.

Arie will be a 'Good-Will Ambassadors', providing MSEP various levels of experience to help MSEP gain access into the motor sports industry. Arie Jr. agrees to assist MSEP with opportunities with decision makers and business owners, drivers, managers and other business professionals that could be beneficial to MSEP.

It is understood Arie Jr. will not be involved with day-to-day business operations or corporate decisions of MSEP and is exempt from business and financial obligations/responsibilities and is not required to invest capital in MSEP or its subsidiaries. Arie Jr. will provide MSEP a 'best efforts' attempt to assist MSEP with its motor sports endeavors.

For becoming an AB member, Arie Jr. will receive 1,000,000 shares of restricted common stock of MotorSports Emporium, Inc. Shares are restricted from public resale for 12 months. Arie Jr. agrees to serves a one year term for receipt of shares.

By signing below both parties agree to the terms outlined throughout this document.

Advisory Board Member:

Signed: /s/ Arie Luyendyk Jr.
        ---------------------------
Arie Luyendyk Jr.


MotorSports Emporium, Inc.

Signed: /s/ David Keaveney
        ---------------------------
David Keaveney, CEO